SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

The Cottonwood Field starts producing in the US

(Rio de Janeiro, February 5, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, today announced that the first well of the new Cottonwood field has been brought online yesterday, through its wholly owned subsidiary Petrobras America Inc., headquartered in Houston,. Initial output is 1.1 million cubic meters of gas and 4,000 barrels of light oil (condensate) per day. A second well will also start production by the end of February, boosting gas production to 2 million cubic meters per day. Together, the two wells will take the field production to 20,000 barrels of oil equivalent per day.

As a result, Cottonwood will be the biggest Petrobras America field in production, leading the subsidiary’s production to surpass 25,000 barrels of oil equivalent per day (boed) already this month, up from the current 5,500 boed. This is the first deepwater field Petrobras has developed and put into production abroad as an operator.

The field is also an example of the integrated work of specialists from several of the company’s units in Brazil, with Petrobras America’s team, integrating Petrobras’ experience and technology with the Gulf of Mexico’s market practices. The outcome of this joint work has brought the project from blueprints into operation a mere 12 months after the company’s Executive Board approval.

The Cottonwood field is located in Garden Banks quadrant block 244, in the American sector of the Gulf of Mexico, in a water depth of 670 meters. This is the company’s first field to use submarine equipment and systems capable of operating under high pressure. The field’s two submarine completion wells are interconnected to a third-party fixed production platform, located 27 km away, via two production pipelines and a chemical product control and injection umbilical cable.

This event marks Petrobras’ return, as an operator, to Gulf of Mexico production fields.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.